Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-234767
October 5, 2020

PepsiCo, Inc.
0.400% Senior Notes due 2023

Issuer:	PepsiCo, Inc.
Ratings (S&P / Moody’s):	A+ / A1 (Stable Outlook / Stable Outlook)
Trade Date:	October 5, 2020
Settlement Date (T+2):	October 7, 2020
Title of Securities:	0.400% Senior Notes due 2023
Aggregate Principal Amount Offered:	$750,000,000
Maturity Date:	October 7, 2023
Interest Payment Dates:	Semi-annually on each April 7 and October 7, commencing April 7, 2021
Benchmark Treasury:	0.125% due September 15, 2023
Benchmark Treasury Yield:	0.189%
Spread to Treasury:	+23 basis points
Re-offer Yield:	0.419%
Coupon:	0.400%
Price to Public:	99.943%
Optional Redemption:	Make-whole call at Treasury rate plus 5 basis points
Net Proceeds to PepsiCo (Before Expenses):	$747,885,000
Use of Proceeds:	PepsiCo intends to use the net proceeds from this offering for general corporate purposes, including the repayment of commercial paper.
Day Count Fraction:	30/360
CUSIP / ISIN:	713448 FB9 / US713448FB91

Minimum Denomination:	$2,000 and integral multiples of $1,000
Joint Book-Running Managers:	Academy Securities, Inc.
CastleOak Securities, L.P.
Citigroup Global Markets Inc.
Drexel Hamilton, LLC
J.P. Morgan Securities LLC
Loop Capital Markets LLC
Mischler Financial Group, Inc.
R. Seelaus & Co., LLC
Samuel A. Ramirez & Company, Inc.
Siebert Williams Shank & Co., LLC

An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to review, revision, suspension, reduction or withdrawal at any time by S&P and Moody’s. Each of the security ratings above should be evaluated independently of any other security rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Academy Securities, Inc. at 1-646-736-3995, CastleOak Securities, L.P. toll-free at 1-800-955-6332, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Drexel Hamilton, LLC at 1-212-632-0400, J.P. Morgan Securities LLC at 1-212-834-4533, Loop Capital Markets LLC toll-free at 1-888-294-8898, Mischler Financial Group, Inc. toll-free at 1-800-820-0640, R. Seelaus & Co., LLC toll-free at 1-800-922-0584, Samuel A. Ramirez & Company, Inc. toll-free at 1-800-888-4086 or Siebert Williams Shank & Co., LLC toll-free at 1-800-924-1311.

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